

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2018

Martin A. Kropelnicki
Chief Executive Officer
California Water Service Group
1720 North First Street
San Jose, CA, 95112

> **Re: SJW Group**
> **DFAN14A filed July 27, 2018**
> **Response letter dated August 6, 2018**
> **Filed by California Water Service Group**
> **File No. 001-08966**

Dear Mr. Kropelnicki:

We have the following comments on the response letter listed above, which was filed in response to our August 2, 2018 comment letter:

1. We believe the matters addressed in our August 2, 2018 comment letter and this follow up letter must be addressed promptly rather than in your "next otherwise filed Schedule TO." As requested, please promptly amend your tender offer materials to clarify what we believe are important issues relating to the possibility of completion of your unsolicited tender offer for SJW and inconsistent statements made in prior tender offer materials.

2. Refer to comment 1 in our August 2, 2018 letter and your response. Revise your tender offer materials to clearly state, consistent with your August 6, 2018 response letter:

   - Based on current state regulations, the CPUC requires a joint filing with SJW, which cannot be accomplished without SJW's cooperation. Therefore, based on current state regulations (as interpreted by you), the tender offer cannot be consummated without the cooperation of SJW (per your statements on the July 26, 2018 Q2 2018 earnings call and in your August 6, 2018 response letter); and

   - You "may" seek permission from the CPUC to file an application without SJW but have not yet done so.

3. Explain in your revised offer materials why you have not yet sought the CPUC's permission to file an application with the CPUC without SJW's cooperation.

4. Explain when you intend to seek the CPUC's approval to submit an application without SJW's cooperation. If you do not know yet when you will do so, explain why not, and

discuss the factors upon which your decision when to seek such approval from the CPUC will be based.

5. As indicated in your August 6, 2018 response letter, revise your offer materials to state that it will be up to the CPUC whether you can proceed with the application without SJW's cooperation and if you do not receive permission, the offer cannot be consummated.

Please contact me at (202) 551- 3263 with any questions regarding these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Eduardo Gallardo, Esq. (via email)